Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

January 17, 2018

VIA EDGAR

Larry Spirgel

Assistant Director

Office of Telecommunications

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: SigmaRenoPro, Inc.

Registration Statement on Form S-1

Filed November 2, 2017

File No. 333-221302

Dear Mr. Gabor:

We respectfully hereby submit the information in this letter, on behalf of our client, SigmaRenoPro, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 28, 2017. The Company filed Amendment No. 1 to the Registration Statement on Form S-1 on January 17, 2018.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Form S-1

Prospectus Cover Page, page 1

1. Please provide disclosure on the prospectus cover page about the range of net proceeds you may receive in the offering. See Item 501(b)(3) of Regulation S-K. Clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that has not received enough proceeds from the offering to begin operations and has no market for its shares.

Response:  The Company has made the requested disclosure on the Prospectus cover page.

2. We note your disclosure that you are a shell company. Disclose the consequences of that status throughout the prospectus and risk factor disclosure, such as the limitations on the ability of your security holders to use Rule 144, the restrictions on your ability to use registration statements on Form S-8, the potential reduced liquidity or illiquidity of your securities, and the potential impact on your ability to attract additional capital. Disclose the requirements that must be met pursuant to Rule 144(i) for your security holders to be able to rely on the rule for the resale of your shares.

Response:  The Company has made the requested disclosure on the Prospectus cover page, and pages 3, 6 and 17.

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Our Company, page 3

3. Please revise to disclose when you expect your website to be operational with some or all the functionalities you identify in your disclosure. Disclose the funding needed to reach this level of functionality.

Response:  The Company has made the requested disclosure on page 3.

4. We note that you plan for your service to be free to homeowners. Briefly disclose how you plan to generate revenues.

Response:  The Company has made the requested disclosure on page 3.

Prospectus Summary, page 3

5. Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Response:  The Company has made the requested disclosure on page 3.

Risk Factors, page 6

6. Please discuss the risk that, because your officers and director reside outside the United

States, investors may have limited legal recourse against them, including difficulties in enforcing judgments made against them by U.S. courts.

Response:  The Company has made the requested disclosure on page 9.

We are a development stage, homeowner-contractor . . . , page 8

7. Please revise your statement that you have "little revenue" to state instead that you have

"no revenue."

Response:  The Company has made the requested disclosure on page 8.

We incur costs associated with SEC reporting . . . , page 9

8. Please revise to clarify your statement that you made the decision to become a reporting company "in order to comply with applicable laws and regulations." This statement suggests that you were somehow legally obligated to become a reporting company.

Response:  The Company has revised the referenced risk factor on page 9.

Our insiders beneficially own a significant portion of our stock, and accordingly, may have control over stockholder matters..., page 11

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9. Please also disclose the percentage ownership of your officers and director if you sell all the shares in the offering.

Response:  The Company has made the requested disclosure on page 11.

Use of Proceeds, page 13

10. In addition to the table on page 13, please provide a narrative summary of your expected use of proceeds, including how each level will or will not advance your planned operations. To the extent you provide this detailed disclosure elsewhere in the prospectus, you may provide a descriptive cross-reference to that disclosure.

Response:  The Company has has made the requested disclosure on page 13.

Description of Business, page 19

11. We note that Mr. Aamar's business experience is in the construction and home building industry in Israel. Please explain why you are focusing on matching home project owners with contractors in the United States. Discuss Mr. Aamar's knowledge of and experience in this business in the United States.

Response:  The Company has made the requested disclosure on page 19.

12. Please revise to discuss whether you intend to focus on particular geographic regions. If you are not, discuss the challenges of obtaining sufficient contractors across the United

States.

Response:  The Company has made the requested disclosure on page 19.

Competition and Competitive Strategy, page 22

13. Please revise to clarify the extent of the challenges you will face in attempting to compete on the basis of the factors you mention.

Response:  The Company has made the requested disclosure on page 22.

Reports to Security Holders, page 22

14. Please delete this subsection as it duplicates the disclosure under the subsection "Where

You Can Find More Information" on page 30.

Response:  The Company has removed the referenced section from page 22.

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Plan of Operation, page 24

15. Revise to clarify and discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company and its website operational and generating revenues. Discuss the timing of those steps in weeks, months,

or quarters, the resources needed (employees, equipment, facilities, etc.), the costs, and the source of funds. Explain clearly what steps you have taken to date and which steps remain to be implemented.

Response:  The Company has made the requested disclosure on page 24.

Executive Compensation, page 27

16. Please revise to disclose any plans you may have to compensate your executive officers in the forseeable future.

Response:  The Company has removed the referenced section from page 28.

Where You Can Find More Information, page 30

17. Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only two shareholders, and given the size of your proposed offering, it appears likely you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor that informs stockholders of the possibility that your Section 15(d) reporting obligation may be suspended due to a limited number of record holders, as well as the resultant risks in that event. In addition, please add a risk factor and revise the disclosure under "Where

You Can Find More Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies: the proxy rules under Section 14 of the

Exchange Act, the short swing profit rules under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange

Act and the majority of the tender offer regulations.

Response:  The Company does not plan on filing a Registration Statement on Form 8-A prior to effectiveness of the Form S-1. The Company has added a risk factor, which begins, “Because we may have fewer than three hundred shareholders….” to page 10.

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Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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